UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

INVENTURE FOODS, INC.

(Name of Subject Company (issuer))

HERON SUB, INC.

(Name of Filing Persons (Offeror)) a wholly-owned subsidiary of

UTZ QUALITY FOODS, LLC

(Name of filing Persons (Parent of Offeror))

Common Stock, $.01 Par Value

(Title of Class of Securities)

461212102

(CUSIP Number of Class of Securities)

Heron Sub, Inc.

Utz Quality Foods, LLC

900 High Street

Hanover, PA 17331

Attention: Dylan Lissette

(717) 637-6644

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

With copies to:

Larry P. Laubach

Richard J. Busis

Cozen O’Connor

One Liberty Place, 1650 Market Street, Suite 2800

Philadelphia, PA 19103

(215) 665-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$82,091,562.50	$10,220.40

*	Estimated solely for purposes of calculating the amount of filing fee. The calculation of the transaction value is determined by adding the sum of (i) 19,827,000 shares of common stock, $.01 par value, of Inventure Foods, Inc. (“Inventure Foods”), multiplied by the offer price of $4.00 per share, (ii) the net offer price for 224,550 shares issuable pursuant to outstanding options with an exercise price less than $4.00 per share (which is calculated by multiplying the number of shares underlying such outstanding options by an amount equal to the offer price of $4.00 per share minus the weighted average exercise price per share of $2.25), (iii) 183,021 shares subject to issuance upon settlement of outstanding performance share units multiplied by the offer price of $4.00 per share, and (iv) 414,629 shares subject to issuance upon settlement of outstanding restricted stock units multiplied by the offer price of $4.00 per share. The calculation of the filing fee is based on information provided by Inventure Foods as of October 25, 2017.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 and Fee Rate Advisory #1 for fiscal year 2018, issued by the Securities and Exchange Commission on August 24, 2017, by multiplying the transaction valuation by 0.0001245.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$10,220.40	Filing Party:	Heron Sub, Inc. and Utz Quality Foods, LLC
Form or Registration No.:	Schedule TO	Date Filed:	November 15, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.    ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Heron Sub, Inc., a Delaware corporation (“Purchaser”), and Utz Quality Foods, LLC, a Delaware limited liability company (“Parent”), with the U.S. Securities and Exchange Commission on November 15, 2017 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by Purchaser and Parent to purchase all of the outstanding shares of common stock, $.01 par value per share (the “Shares”), of Inventure Foods, Inc., a Delaware corporation (“Inventure Foods”), at a price of $4.00 per Share, net to the seller in cash, without interest but subject to any required withholding taxes and upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 15, 2017 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal,” and, together with the Offer to Purchase, the “Offer”), which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

All the information set forth in the Offer to Purchase and the related Letter of Transmittal, including all schedules thereto, is hereby incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Amendment, except as otherwise set forth below. This Amendment should be read together with the Schedule TO. Capitalized terms used but not defined in this Amendment shall have the meanings ascribed to them in the Offer to Purchase of the Schedule TO.

Items 1 through 9 and Item 11.

The information set forth in the Offer to Purchase under “The Offer – Section 10 – Source and Amount of Funds” and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by replacing the first five paragraphs thereof with the following:

The aggregate purchase price of the Shares being sought in the Offer is approximately $79 million, and we estimate that the total purchase price paid by Purchaser will be approximately $165 million, consisting of the cost: (i) to purchase all outstanding Shares in the Offer; (ii) to provide funding for the consideration to be paid in the Merger; (iii) to refinance Inventure Foods’ debt; (iv) to pay related fees and expenses of Inventure Foods at the closing of the Offer and the Merger; and (v) to pay all other amounts that may become due and payable by Inventure Foods as a result of the Offer and the Merger. Parent and Purchaser anticipate funding these payments with cash on hand, including from the proceeds of the Term Loan Credit Agreement (as defined below).

On November 21, 2017, Parent entered into a $125 million Second Lien Term Loan Credit Agreement (the “Term Loan Credit Agreement”), by and among Parent, certain affiliates of Parent, Bank of America, N.A., as administrative agent and collateral agent, and the lenders party thereto. On such date, Parent borrowed the entire $125 million under the Term Loan Credit Agreement.

The Term Loan Credit Agreement provides for a $125 million senior secured second lien term loan facility with a maturity on the date that is eight years after the date of initial borrowing, subject to certain mandatory prepayments in the event of excess cash flow, as more fully provided in the Term Loan Credit Agreement. Loans under the Term Loan Credit Agreement bear interest, at the option of Parent, at either (i) the Eurodollar Rate plus the Applicable Rate or (ii) the Base Rate plus the Applicable Rate (as such terms are defined in the Term Loan Credit Agreement). The Term Loan Credit Agreement will be secured by a second lien on the equity interests of Parent and its subsidiaries as well as on substantially all tangible and intangible personal property of Parent and its subsidiaries, which will, after consummation of the Merger, include Inventure.

The Term Loan Credit Agreement contains customary representations and warranties, affirmative and negative covenants and events of default.

The foregoing summary of the Term Loan Credit Agreement does not purport to be complete and is qualified in its entirety by reference to the Term Loan Credit Agreement, which is filed as Exhibit (b)(2) to the Schedule TO, and which is incorporated herein by reference.

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(b)(2)*	Second Lien Term Loan Credit Agreement, dated as of November 21, 2017, among Utz Quality Foods, LLC, as borrower, certain affiliates of borrower, Bank of America, N.A. as administrative agent and collateral agent, and the lenders party thereto.

*	Filed herewith

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 22, 2017

HERON SUB, INC.

By:	/s/ Dylan Lissette
Name: Dylan Lissette
Title: Chief Executive Officer

UTZ QUALITY FOODS, LLC

By:	/s/ Dylan Lissette
Name: Dylan Lissette
Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated November 15, 2017 (incorporated by reference to Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO-T filed with the Securities and Exchange Commission by Parent on November 15, 2017).

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Tender Offer Statement on Schedule TO-T filed with the Securities and Exchange Commission by Parent on November 15, 2017).

(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Tender Offer Statement on Schedule TO-T filed with the Securities and Exchange Commission by Parent on November 15, 2017).

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Tender Offer Statement on Schedule TO-T filed with the Securities and Exchange Commission by Parent on November 15, 2017).

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Tender Offer Statement on Schedule TO-T filed with the Securities and Exchange Commission by Parent on November 15, 2017).

(a)(1)(F)	Summary Advertisement as published in The New York Times on November 15, 2017 (incorporated by reference to Exhibit (a)(1)(F) to the Tender Offer Statement on Schedule TO-T filed with the Securities and Exchange Commission by Parent on November 15, 2017).

(a)(5)	Press Release dated October 26, 2017 (incorporated by reference to Exhibit 99.1 to the Tender Offer Statement on Schedule TO-C filed with the Securities and Exchange Commission by Parent on October 26, 2017).

(b)(1)	Term Loan Commitment Letter dated October 25, 2017 among Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Utz Quality Foods, LLC (incorporated by reference to Exhibit (b)(1) to the Tender Offer Statement on Schedule TO-T filed with the Securities and Exchange Commission by Parent on November 15, 2017).

(b)(2)*	Second Lien Term Loan Credit Agreement, dated as of November 21, 2017, among Utz Quality Foods, LLC, as borrower, certain affiliates of borrower, Bank of America, N.A. as administrative agent and collateral agent, and the lenders party thereto.

(d)(1)	Agreement and Plan of Merger dated as of October 25, 2017 among Utz Quality Foods, LLC, Heron Sub, Inc. and Inventure Foods, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of Inventure Foods, Inc. filed with the Securities and Exchange Commission on October 26, 2017).

(d)(2)	Mutual Nondisclosure Agreement dated as of September 26, 2016 between Utz Quality Foods, LLC and Inventure Foods, Inc. (incorporated by reference to Exhibit (d)(2) to the Tender Offer Statement on Schedule TO-T filed with the Securities and Exchange Commission by Parent on November 15, 2017).

(d)(3)	Exclusivity Agreement, dated as of August 25, 2017, by and between Utz Quality Foods, LLC and Inventure Foods, Inc. (incorporated by reference to Exhibit (d)(3) to the Tender Offer Statement on Schedule TO-T filed with the Securities and Exchange Commission by Parent on November 15, 2017).

(d)(4)	Amendment to Exclusivity Agreement, dated as of October 17, 2017, by and between Utz Quality Foods, LLC and Inventure Foods, Inc. (incorporated by reference to Exhibit (d)(4) to the Tender Offer Statement on Schedule TO-T filed with the Securities and Exchange Commission by Parent on November 15, 2017).

(d)(5)	Amendment to Exclusivity Agreement, dated as of October 19, 2017, by and between Utz Quality Foods, LLC and Inventure Foods, Inc. (incorporated by reference to Exhibit (d)(5) to the Tender Offer Statement on Schedule TO-T filed with the Securities and Exchange Commission by Parent on November 15, 2017).

(g)	None.

(h)	None.

*	Filed herewith

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